+-File No. 812-13621 Page 1 of 66

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO AND RESTATEMENT OF APPLICATION

JOHN HANCOCK VARIABLE INSURANCE TRUST, JOHN HANCOCK FUNDS II, JOHN
HANCOCK FUNDS III, JOHN HANCOCK BOND TRUST, JOHN HANCOCK
CALIFORNIA TAX-FREE INCOME FUND, JOHN HANCOCK CAPITAL SERIES, JOHN
HANCOCK COLLATERAL INVESTMENT TRUST, JOHN HANCOCK CURRENT
INTEREST, JOHN HANCOCK INVESTMENT TRUST, JOHN HANCOCK INVESTMENT
TRUST II, JOHN HANCOCK INVESTMENT TRUST III, JOHN HANCOCK MUNICIPAL
SECURITIES TRUST, JOHN HANCOCK SERIES TRUST, JOHN HANCOCK SOVEREIGN
BOND FUND, JOHN HANCOCK STRATEGIC SERIES, JOHN HANCOCK TAX-EXEMPT
SERIES FUND, ON BEHALF OF EACH OF THEIR RESPECTIVE UNDERLYING SERIES,
JOHN HANCOCK ADVISERS, LLC, MANULIFE ASSET MANAGEMENT (US) LLC
AND JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC, APPLICATION FOR
AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR
AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN
EXEMPTION FROM SECTION 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION
17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS  AND TRANSACTIONS

Please send all communications, notices and orders to:

Stuart E. Fross, Esq.
K&L Gates LLP
State Street Financial Center, One Lincoln Street
Boston, MA 02111
617-261-3135
Copies to: John J. Danello, Esq. John Hancock Financial Services, Inc. 601 Congress Street Boston, MA 02210	Carolyn M. Flanagan Manulife Asset Management (US), LLC 101 Huntington Avenue Boston, MA 02199

This Amendment consists of 66 pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

John Hancock Variable Insurance Trust, John Hancock
Funds II, John Hancock Funds III, John Hancock Bond
Trust, John Hancock California Tax-Free Income Fund,
John Hancock Capital Series, John Hancock Collateral
Investment Trust, John Hancock Current Interest, John
Hancock Investment Trust, John Hancock Investment Trust
II, John Hancock Investment Trust III, John Hancock
Municipal Securities Trust, John Hancock Series Trust,
John Hancock Sovereign Bond Fund, John Hancock
Strategic Series, John Hancock Tax-Exempt Series Fund, on
behalf of each of their respective underlying series, (the
“John Hancock Funds”) together with John Hancock
Advisers, Manulife Asset Management (US) LLC and John
Hancock Investment Management Services, LLC

601 Congress Street
Boston, Massachusetts 02210

File No. 812-13621

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :
Amendment No. 4 to and
Restatement of Application
for an Order under
Section 6(c) of the
Investment Company Act of
1940 for an exemption from
Sections 18(f) and 21(b);
under Section 12(d)(1)(J) for
an exemption from
Section 12(d)(1); under
Sections 6(c) and 17(b) for
an exemption from
Sections 17(a)(1), 17(a)(2)
and 17(a)(3); and under
Section 17(d) and Rule 17d-
1 to permit certain joint
arrangements and
transactions

I.      STATEMENT OF FACTS
Each of John Hancock Variable Insurance Trust1, John Hancock Funds II, John Hancock Funds III, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Collateral Investment Trust, John Hancock Current Interest, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Series Trust, John Hancock Sovereign Bond Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, each a registered open-end management investment company, on their own behalf and on behalf of each of their respective underlying series, and any registered open-end management investment company or series thereof that may be advised by an Adviser in the future (as defined below) (each a “John Hancock Fund” and collectively the “John Hancock Funds”), and any other registered open-end, management investment company advised by an Adviser (as defined below) in the future, together with John Hancock Advisers, LLC (“JHA”), Manulife Asset Management (US) LLC (“JHAM”)2 and John Hancock Investment Management Services, LLC (“JHIMS”) and each successor thereto or subsequently organized investment adviser under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with one of the foregoing advisers.  Each of the John Hancock Funds and the Advisers are referred to herein as an “Applicant” and collectively, the “Applicants.”
Applicants hereby amend and restate their application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the 1940 Act for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from

1 The entity formerly known as “John Hancock Trust” is now “John Hancock Variable Insurance Trust”.

2 On January 3, 2011, John Hancock Advisers, LLC, an investment adviser to John Hancock Closed-End Funds, announced that MFC Global Investment Management (U.S.), LLC had changed its legal name to Manulife Asset Management (US) LLC, doing business as John Hancock Asset Management (“JHAM”).

Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (as amended and restated the “Application”).  Applicants request that the order also apply to any existing or future series of the John Hancock Funds, to any other registered open-end management investment company or its series for which JHA, JHAM or JHIMS or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with JHA, JHAM or JHIMS serves as investment adviser (hereinafter each such investment adviser may be referred to as the “Adviser”).  Certain of the John Hancock Funds either are or may be money market funds that comply with rule 2a-7 of the 1940 Act (each a “Money Market Hancock Fund” and collectively, the “Money Market Hancock Funds” and they are included in the term “John Hancock Funds”).3  All John Hancock Funds that currently intend to rely on the requested order have been named as Applicants and any other John Hancock Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.
II.      INTRODUCTION
The requested relief will permit the Applicants to participate in an interfund lending facility whereby the John Hancock Funds may directly lend to and borrow money from each other for temporary purposes (the “Credit Facility”), provided that the loans are made in accordance with the terms and conditions described in this Application.  The relief requested will enable the John Hancock Funds to access an available source of money and reduce costs incurred by the John Hancock Funds that need to obtain loans for temporary purposes.  The relief requested also will permit those John Hancock Funds that have cash available: (i) to earn a return

3 Although Money Market Hancock Funds are applicants, they typically will not participate as borrowers because they rarely need to borrow cash to meet redemptions.

on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances.  Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
III.         BACKGROUND
A.           The Applicants
Each John Hancock Fund is a Massachusetts business trust.  Some of the trusts have not created separate series of shares but most issue one or more series, each series of shares having a different investment objective and different investment policies and each such series is deemed to be a John Hancock Fund.  The Board of Trustees of each trust has the authority to create series of capital stock and may do so from time-to-time.  Each John Hancock Fund is registered with the Commission under the 1940 Act as an open-end, management investment company.  Each John Hancock Fund currently offers its shares pursuant to a currently effective registration statement registering their shares under the Securities Act of 1933 (the “1933 Act”).  (The Boards of Trustees of John Hancock Funds are referred to herein collectively as the “Boards”).
JHA (formerly John Hancock Advisers, Inc.) is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  JHA is an indirect, wholly-owned subsidiary of John Hancock Financial Services, Inc., a subsidiary of Manulife Financial Corporation (“Manulife”).  JHA acts as investment adviser to 33 registered investment companies or series thereof.  JHA managed assets of approximately $ 23.2 billion as of June 30, 2011.
JHAM (formerly MFC Global Investment Management (U.S.), LLC) is a Delaware limited liability company and a registered investment adviser.  It is an indirect, wholly owned subsidiary of Manulife.  It serves as investment adviser to approximately 99 registered investment companies or series thereof.  JHAM managed assets of approximately $ 117.8 billion as of June 30, 2011.
JHIMS (formerly Manufacturers Securities Services, LLC) is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act.  JHIMS is an indirect, wholly owned subsidiary of John Hancock Life Insurance Company USA, a subsidiary of Manulife.  JHIMS serves as investment adviser to 321 registered investment companies or series thereof.  JHIMS managed assets of approximately $ 123.9 billion as of June 30, 2011.
JHA, JHAM and JHIMS are under common control by virtue of having the same ultimate parent company, Manulife.  JHA, JHAM or JHIMS serves as investment adviser to the other Applicants.
The John Hancock Funds are or will be authorized by their investment policies, objectives and strategies to invest in money market securities.  While most available cash is invested in money market securities, the John Hancock Funds may, from time to time, also benefit from custodian offsets granted by their custodian banks with respect to cash positions that arise late in a day (when money markets are effectively closed or offer very limited investment opportunities).  Custodian banks may, from time to time, grant these offsets in consideration of the John Hancock Funds permitting these banks to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the banks in non-interest bearing accounts in exchange for custodian offsets).  Custodian offsets would be analogous to short-term investments made by the John Hancock Funds because custodian offsets relieve contractual expenses that the John Hancock Funds would otherwise pay, therefore, such credits would be similar to short-term investments.  Because custodian offsets would increase net income available for distribution to shareholders of the John Hancock Funds.
Each John Hancock Fund’s registration statement discloses its fundamental investment restrictions regarding borrowing and lending as follows:
Borrowing.  Fundamental restrictions regarding borrowing generally either: (i) limit borrowing to temporary borrowing for extraordinary purposes in an amount equal to or less than 33 1/3% of a John Hancock Fund’s total assets; or (ii) limit borrowing to permitted borrowing under the 1940 Act, as amended and as interpreted or modified by regulatory authorities having jurisdiction from time to time.

Lending.  Fundamental restrictions regarding lending generally either: (i) limit lending to repurchase agreements; or (ii) limit lending to permitted lending under the 1940 Act, as amended and as interpreted or modified by regulatory authorities having jurisdiction from time to time.

In addition, most John Hancock Funds disclose in their registration statements, as a guideline and not as fundamental policy, that they will not invest more than 10% of their total assets in securities of other investment companies.  Subject to the general oversight of the Boards, the applicable Adviser, has the discretion to purchase and sell securities and manage short-term cash positions for the John Hancock Funds in accordance with their investment policies, objectives and strategies.
B.           History of Lending and Borrowing
Although the John Hancock Funds may lend cash to banks or other entities by entering into repurchase agreements, purchasing short-term instruments or under arrangements whereby custodian fees are reduced, they have never made direct short-term cash loans of the type contemplated herein.
Several years ago, the Board of the John Hancock Funds observed that a number of fund groups had bank lines of credit to meet an unexpected volume of redemptions or to cover unanticipated cash shortfalls and concluded that it was appropriate for the John Hancock Funds to make similar arrangements.  As a result, the John Hancock Funds contracted for committed lines of credit with State Street Bank and Trust Company and The Bank of New York Mellon Corporation (“Bank Borrowing”).  The amount of borrowing under each of these lines of credit is limited to the amount specified by fundamental investment restrictions and/or other policies of the applicable John Hancock Fund and Section 18 of the 1940 Act.  The John Hancock Funds pay an annual commitment fee for each line of credit and pay interest on any borrowing at a rate based on a percentage above either the Federal funds rate or the prime lending rate.  The John Hancock Funds do not intend to terminate their current borrowing arrangements if the relief requested herein is granted but may do so in the future, and expect to renegotiate such arrangements from time to time.  The John Hancock Funds may borrow from their custodian banks for which they pay an annual commitment fee.
C.           Consideration by the Boards and/or Adviser
Based on a review of the borrowing and lending options available to the John Hancock Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Boards determined that it is prudent to add new options for obtaining money in case of an unexpected volume of redemptions or an unanticipated cash short fall due to settlement failures.  Since on any given day many John Hancock Funds hold significant cash positions, the Boards concluded that the ability to borrow between and among John Hancock Funds would benefit both the borrower and lender.  In addition, John Hancock Funds that have available cash which from time-to-time cannot be invested because money markets may be effectively closed could benefit by lending the money to the John Hancock Funds that need to borrow the money.

If John Hancock Funds that experience a cash shortfall were to draw down on their Bank Borrowing, they would pay interest at a rate that is likely to be higher (and currently actually is higher) than the rate that could be earned by non-borrowing John Hancock Funds on investments in repurchase agreements and other short-term money market instruments of the same maturity as the Bank Borrowing (“Short-Term Instruments”).  The difference between the higher rate paid on Bank Borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.  In effect, at present, a bank might borrow uninvested cash from some John Hancock Funds in the form of repurchase agreements or other short-term obligations and lend cash to other John Hancock Funds at a rate higher than the bank’s cost of borrowing the cash.
D.           The Credit Facility
Under the order requested in this Application, the John Hancock Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each John Hancock Fund whose policies permit it to do so to lend money directly to and borrow money directly from other John Hancock Funds for temporary purposes through the Credit Facility (an “Interfund Loan”).  While Bank Borrowing generally could supply John Hancock Funds with needed cash to cover unanticipated redemptions and “sales fails”, under the proposed Credit Facility, a borrowing John Hancock Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks.  In addition, John Hancock Funds making short-term cash loans directly to other John Hancock Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in Short-Term Instruments.  Thus, the proposed Credit Facility would benefit both borrowing and lending John Hancock

Funds.  Although the proposed Credit Facility would reduce the John Hancock Funds’ need to borrow from banks, the John Hancock Funds would be free to establish and/or continue committed lines of credit or other borrowing arrangements with banks.  John Hancock Funds would continue to have the option of using Bank Borrowing if it is determined at the time that an urgent need arises and such course of action is more appropriate.
It is anticipated that the Credit Facility would provide a borrowing John Hancock Fund with significant savings at times when the cash position of the borrowing John Hancock Fund is insufficient to meet temporary cash requirements.  This situation could arise when shareholder redemptions exceed anticipated volumes and certain John Hancock Funds have insufficient cash on hand to satisfy such redemptions.  When the John Hancock Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions).  However, redemption requests normally are effected immediately.  The Credit Facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
Similarly, it is anticipated that a John Hancock Fund could use the Credit Facility when a sale of securities “fails,” due to circumstances beyond the John Hancock Fund’s control, such as a delay in the delivery of cash to the John Hancock Fund’s custodian or improper delivery instructions by the broker effecting the transaction.  “Sales fails” may present a cash shortfall if the John Hancock Fund has undertaken to purchase a security using the proceeds from securities sold.  Alternatively, the John Hancock Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the John Hancock Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the Credit Facility under these circumstances would enable the John Hancock Fund to have access to immediate short-term liquidity.

The interest rate charged to the John Hancock Funds on any Interfund Loan (“Interfund Loan Rate”) would be the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” as defined below.  The “Repo Rate” would be the highest current overnight repurchase agreement rate available to a lending John Hancock Fund.  “Bank Loan Rate” for any day would be calculated by the Credit Facility Team (as defined below) on each day an Interfund Loan is made according to a formula established by each John Hancock Fund’s Board, intended to approximate the lowest interest rate at which a bank short-term loan would be available to the John Hancock Fund.  The formula would be based upon a publicly available rate (e.g., Federal funds rate plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to approval of each John Hancock Fund’s Board.  In addition, the Board of each John Hancock Fund periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the John Hancock Fund.  The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Board of each John Hancock Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would assure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the John Hancock Funds’ short-term needs.  The Interfund Loan Rate would be the same for all borrowing John Hancock Funds on a given day.  Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.
Certain members of the Adviser’s fund administration personnel and money market portfolio managers or analysts (the “Credit Facility Team”) will administer the Credit

Facility.  The Credit Facility Team currently monitors day-to-day cash positions provided by the John Hancock Fund’s Custodian so that each John Hancock Fund attempts to maintain a positive cash balance on a day-to-day basis.  No portfolio manager (other than a Money Market Hancock Fund portfolio manager) of any John Hancock Fund will serve as a member of the Credit Facility Team.  Based on information it receives from various sources and without consultation with portfolio managers (other than money market portfolio managers), each Fund’s Custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day.  Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a John Hancock Fund to end a day with a negative cash position.4  The role of the Money Market Hancock Fund portfolio managers on the Credit Facility Team will be to evaluate the options available for the John Hancock Funds that need to borrow money and assist in the determination of whether or not it is in the funds’ best interests to utilize an Interfund Loan or an alternative source of liquidity (for a borrowing fund) or to invest in Short-Term Instruments (for a lending fund).  There is no maximum or minimum number of Money Market Hancock Fund portfolio managers who will be on the Credit Facility Team although it is expected to have no more than 3.  There will not be a single member of the Credit Facility Team responsible for compliance functions, however, the facility’s activities will be monitored by the John Hancock Funds’ applicable chief compliance officer.  An Interfund Loan will be made only if the Interfund Loan will be in the best interest of both the lending and borrowing John Hancock Funds.

4 Applicants submit that the Crediting Facility Team’s inclusion of money market portfolio managers will aid in the operation of the Credit Facility Team because of their expertise in short-term fixed-income investments including repurchase agreements.  The Money Market Hancock Funds effectively invest in money market instruments pursuant to Rule 2a-7 at all times.

On any day when a Hancock Fund needs to borrow money, the Credit Facility Team will consider the cash positions and borrowing needs of all John Hancock Funds.  Under the proposed Credit Facility, the portfolio managers for each participating John Hancock Fund could provide standing instructions to participate daily as a borrower or lender.  The Credit Facility Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating John Hancock Funds.  Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand.  Therefore, after the Credit Facility Team has allocated cash for Interfund Loans, the Credit Facility Team will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the John Hancock Funds.  The Credit Facility Team will also consider how much earned lending revenue each fund has had and attempt to allocate the borrowing across all funds that may make Interfund Loans in an equitable fashion.  If there is not enough cash available to meet all needs, the Credit Facility Team will decide the amount of cash that will be allocated to each John Hancock Fund needing to borrow money.  The Interfund Loan Rate will never be (i) less favorable to the lending fund than the Repo Rate or (ii) less favorable to the borrowing fund than the Bank Loan Rate.  Thus, no Interfund Loan would be made on terms unfavorable to either the lending fund or the borrowing fund relative to these measures.
The Credit Facility Team would allocate borrowing demand and cash available for lending among the John Hancock Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all John Hancock Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.  The Credit Facility Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the lending John Hancock Fund than the Repo Rate and more favorable to the borrowing John Hancock Fund than the Bank Loan Rate.  To assure the Credit Facility will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the Credit Facility for whatever amount of time they believe necessary to complete the investment program.  The Credit Facility Team will honor the election and continue to manage short-term cash in accordance with established operating procedures.  It is anticipated that John Hancock Funds whose portfolio managers “opt out” of the Credit Facility will opt out of lending and borrowing.
Once the Credit Facility Team has determined the aggregate amount of cash available for loans and borrowing demand, the Credit Facility Team will allocate loans among borrowing John Hancock Funds without any further communication from the portfolio managers of the John Hancock Funds (other than a Money Market Hancock Fund portfolio manager acting in his or her capacity as a member of the Credit Facility Team).  All allocations made by the Credit Facility Team will require the approval of at least one member of the Credit Facility Team other than a Money Market Hancock Fund portfolio manager.
The Adviser would (a) monitor the Interfund Loan Rate and other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each John Hancock Fund to ensure that they comply with the John Hancock Fund’s investment policies and limitations; (c) ensure equitable treatment of each John Hancock Fund; and (d) make quarterly reports to the Board of each John Hancock Fund concerning any transactions by the applicable John Hancock Fund under the Credit Facility and the Interfund Loan Rate.

The Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each John Hancock Fund and would receive no additional fee as compensation for their services in connection with the administration of the Credit Facility.  This means the Credit Facility Team will not collect any additional fees in connection with the administration of the Credit Facility (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Credit Facility).  The Advisers’ senior treasury personnel will oversee the operations of the Credit Facility Team to ensure that it manages the cash positions of John Hancock Funds appropriately.  No portfolio managers are included in the senior treasury personnel that will  oversee the operations of the Credit Facility Team, the only portfolio manager involvement on the Credit Facility Team will be Money Market Hancock Fund portfolio manager(s) acting in his or her capacity as a member of the Credit Facility Team as described above.  The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Boards of the John Hancock Funds, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending John Hancock Funds participate on an equitable basis.
Each John Hancock Fund’s fundamental investment restrictions currently limit borrowings to less than or equal to one third of the market value of its total assets (including borrowings).  The Credit Facility would permit a John Hancock Fund to lend to another John Hancock Fund on an unsecured basis only if the borrowing fund’s total outstanding borrowings from all sources are less than 10% of its total assets immediately after the interfund borrowing.  If the total outstanding borrowings of the borrowing fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending John Hancock Fund could lend only on a secured basis.  Under current investment restrictions, each John Hancock Fund’s lending activities are also limited.  John Hancock Funds may only lend to the extent permitted by the 1940 Act, as interpreted or modified by the Commission.  Prior to making any loan or borrowing under the Credit Facility, the Advisers will seek approval of shareholders of any John Hancock Fund to the extent necessary to change restrictions to allow borrowing and lending pursuant to the Credit Facility.  To the extent necessary to allow lending and borrowing, respectively, pursuant to the Credit Facility that is considered beneficial by the Boards, the Boards will change the John Hancock Funds’ non-fundamental guideline(s) as may be necessary.  Amounts borrowed by each John Hancock Fund, including any amount borrowed through the Credit Facility, must be consistent with the restrictions applicable to each John Hancock Fund at the time of the borrowing.  The Credit Facility Team will verify with the Adviser of a borrowing John Hancock Fund that a borrowing John Hancock Fund must either have receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the Credit Facility will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the Credit Facility.  In addition, amounts borrowed through the proposed Credit Facility would be reasonably related to a John Hancock Fund’s temporary borrowing need.  In order to facilitate monitoring of these conditions, Applicants will limit a John Hancock Fund’s borrowings through the proposed Credit Facility, as measured on the day when the most recent loan was made, to the greater of 125% of the John Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the John Hancock Fund’s sales fails for the preceding seven calendar days.  All loans would be callable on one business day’s notice by the lending John Hancock Fund.  A borrowing John Hancock Fund could repay an outstanding loan in whole or in part at any time.  While the borrowing John Hancock Fund would pay interest on the borrowings, the borrowing John Hancock Fund would not pay any fees in connection with any early repayment of an Interfund Loan.  The John Hancock Funds will not borrow from the proposed Credit Facility for leverage purposes.
No John Hancock Fund may participate in the Credit Facility unless (i) the John Hancock Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the John Hancock Fund has fully disclosed all material information concerning the Credit Facility in its registration statement on Form N-1A; and (iii) the John Hancock Fund’s participation in the Credit Facility is consistent with its investment objectives, limitations, and organizational documents.
IV.         STATUTORY PROVISIONS
Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.
Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.
Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.
Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.
Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company.  Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.
Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.
Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.
Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”
Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”
Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.
Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
V.      REQUEST FOR ORDER
In connection with the Credit Facility, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii)  Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) under Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.           Conditions of Exemption
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.
2.
On each business day when an interfund loan is to be made, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending John Hancock Fund than the Repo Rate, and (ii) more favorable to the borrowing John Hancock Fund than the Bank Loan Rate.

3.
If a John Hancock Fund has outstanding bank borrowings, any Interfund Loan to the John Hancock Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the John Hancock Fund, that the event of default by the John Hancock Fund, automatically (without need for action or notice by the lending John Hancock Fund), will constitute an immediate event of default under the interfund lending agreement that both (aa) entitles the lending John Hancock Fund to call the Interfund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing John Hancock Fund.

4.
A John Hancock Fund  may borrow on an unsecured basis through the Credit Facility only if the relevant borrowing fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing fund has a secured loan outstanding from any other lender, including but not limited to another John Hancock Fund, the lending John Hancock Fund’s Interfund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral.  If a borrowing John Hancock Fund’s total outstanding borrowings immediately after an Interfund Loan would be greater than 10% of its total assets, the John Hancock Fund may borrow through the Credit Facility only on a secured basis.  A John Hancock Fund may not borrow through the Credit Facility or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

5.
Before any John Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding Interfund Loan to a John Hancock Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a John Hancock Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the John Hancock Fund will within one business day thereafter either (i) repay all its outstanding Interfund Loans to John Hancock Funds, (ii) reduce its outstanding indebtedness to John Hancock Funds to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan to John

Hancock Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a John Hancock Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the John Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan to John Hancock Funds at least equal to 102% of the outstanding principal value of the Interfund Loans.

6.
No John Hancock Fund may lend to another John Hancock Fund through the Credit Facility if the loan would cause the lending John Hancock Fund’s aggregate outstanding loans through the Credit Facility to exceed 15% of its current net assets at the time of the loan.

7.	A John Hancock Fund’s Interfund Loans to any one John Hancock Fund shall not exceed 5% of the lending John Hancock Fund’s net assets.
8.
The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days.  Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.	A John Hancock Fund’s borrowings through the Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the

John Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a John Hancock Fund’s sales fails for the preceding seven calendar days.
10.	Each Interfund Loan may be called on one business day’s notice by a lending John Hancock Fund and may be repaid on any day by a borrowing John Hancock Fund.
11.	A John Hancock Fund’s participation in the Credit Facility must be consistent with its investment policies, limitations, and organizational documents.
12.
The Credit Facility Team will calculate total John Hancock Fund borrowing and lending demand through the Credit Facility, and allocate Interfund Loans on an equitable basis among the John Hancock Funds, without the intervention of any portfolio manager of the John Hancock Funds (other than a money market portfolio manager or managers acting in his or her or their capacity as a member of the Credit Facility Team).  All allocations will require the approval of at least one member of the Credit Facility Team who is a high level employee and is not a money market portfolio manager.  The Credit Facility Team will not solicit cash for the Credit Facility from any John Hancock Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a money market portfolio manager or managers on the Credit Facility Team has or have access to loan demand data).  The Credit Facility Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the John Hancock Funds.

13.
The Credit Facility Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the John Hancock Funds concerning the participation of the John Hancock Funds in the Credit Facility and the terms and other conditions of any extensions of credit under the Credit Facility.

14.
The Board of each John Hancock Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each of the John Hancock Fund’s participation in the Credit Facility during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each John Hancock Fund’s participation in the Credit Facility.

15.
Each John Hancock Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Credit Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and Bank Borrowing, and such other information presented to the Boards of the John Hancock Funds in connection with the review required by conditions 13 and 14.

16.
In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending John Hancock Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any John Hancock Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.5  The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both John Hancock Funds.  The arbitrator will submit, at least annually, a written report to the Board of each John Hancock Fund setting forth a description of the nature of any dispute and the actions taken by the John Hancock Funds to resolve the dispute.

17.
The Advisers will prepare and submit to the Board for review an initial report describing the operations of the Credit Facility and the procedures to be implemented to ensure that all John Hancock Funds are treated fairly. After the commencement of the Credit Facility, the Advisers will report on the operations of the Credit Facility at the Board's quarterly meetings. Each John Hancock Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the John Hancock Fund participates in the Credit Facility, that evaluates the John Hancock Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each John Hancock Fund's chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or

5   If the dispute involves John Hancock Funds that do not have common Boards, the Board of each affected John Hancock Fund will select an independent arbitrator that is satisfactory to each John Hancock Fund.

superseded from time to time, for each year that the John Hancock Fund participates in the Credit Facility, that certifies that the John Hancock Fund and the Advisers have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:
(a)	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;
(b)	compliance with the collateral requirements as set forth in the Application;
(c)	compliance with the percentage limitations on interfund borrowing and lending;
(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and
(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing John Hancock Fund at the time of the Interfund Loan.
Additionally, each John Hancock Fund's independent public accountants, in connection with their audit examination of the John Hancock Fund, will review the operation of the Credit Facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.	No John Hancock Fund will participate in the Credit Facility, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

VI.             SUPPORT OF THE EXEMPTION

A.           Precedents
The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same to those proposed in this Application:  e.g., In the Matter of Vanguard Money Market Reserves, Inc., Investment Company Act Release No. 21825 (March 13, 1996) (Notice), Investment Company Act Release No. 21889 (April 11, 1996) (order); Dreyfus Founders Funds, et al., Investment Company Act Rel. No. 21825 (March 13, 1996) (Notice); Investment Company Act Rel. No. 21889 (April 11, 1996) (Order); In the Matter of Stein Roe Income Trust, Investment Company Act Rel. No. 21609 (December 19, 1995) (Notice); Investment Company Act Rel. No. 21678 (January 17, 1996) (Order); In the Matter of Colchester Street Trust, Investment Company Act Rel. No. 23787 (April 15, 1999) (Notice); Investment Company Act Rel. No. 23831 (May 11, 1999) (Order); In the Matter of Janus Investment Fund, Investment Company Act Rel. No. 22922 (December 2, 1997) (Notice); Investment Company Act Rel. No. 22983 (December 30, 1997) (Order); In the Matter of T. Rowe Price Associates, Inc., Investment Company Act Rel. No. 23532 (November 12, 1998) (Notice); Investment Company Act Rel. No. 23590 (December 8, 1998) (Order).  See also Notice of Application for Evergreen Select Fixed Income Trust, Investment Company Act Rel. No. 25217 (October 22, 2001); PIMCO Funds, Investment Company Act Rel. No. 25220 (October 2, 2001).  Release Nos. 26497 (June 24, 2004) (notice) and 26499 (July 20, 2004) (order); PBHG Funds, et al., Investment Company Act Release Nos. 26100 (July 15, 2003) (notice) and 26148 (Aug. 12, 2003) (order); SunAmerican Asset

Management Corp., et al, Investment Company Act Release Nos. 25612 (June 13, 2002) (notice) and 25653 (July 9, 2002) (order); One Group Mutual Funds, et al., Investment Company Act Release Nos. 25613 (June 14, 2002) (notice) and 25654 (July 10, 2002) (order); Oppenheimer Integrity Funds, et al., Investment Company Act Release Nos. 25760 (Sept. 30, 2002) (notice) and 25776 (Oct. 22, 2002) (order); The Managers Funds, Investment Co. Act Release Nos. 28748 (May 28, 2009) (notice), and  28770 (June 23, 2009) (order) (the “Managers Order”); The Alger Funds, Investment Co. Act Release Nos. 28819 (July 16, 2009) (notice), and  28844 (August 11, 2009)(order); Northern Funds, Investment Co. Act Release No. 29368 (July 23, 2010) (notice) , and 29381 (August 18, 2010) (order) (the “Northern Funds Order”).
Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a John Hancock Fund to another John Hancock Fund could be deemed to be a knowing “purchase” of a security.  Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing by a lending John Hancock Fund, could be deemed to be a “purchase” by the lending John Hancock Fund.  Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 6.  Most of the older precedent cited above did not seek or grant relief from Section 17(a)(2) of the kind sought by applicants herein.  The Northern Funds Order in particular, is very strong precedent for the relief requested by Applicants in so far as the process used in that application to administer interfund loans is indistinguishable from that which Applicants, propose to use.   The Northern Funds Order also grants relief from Section 17(a)(2), as would the present application.  This request for relief from Section 17(a)(2) has evidently also been recently granted by the Commission in newer applications.  See, e.g., The Managers Order.
B.           Statements in Support of Application
The proposed Credit Facility is intended to be used by the John Hancock Funds solely as a means of (i) reducing the cost incurred by the John Hancock Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the John Hancock Funds in the investment of their daily cash balances.  Other than their receipt of its fees under the investment management and administrative agreements with each John Hancock Fund, the Advisers have no pecuniary or other stake in the Credit Facility.
The Independent Board Members of the John Hancock Funds have carefully considered the benefits and possible additional risk to the John Hancock Funds as result of their participation in the Credit Facility and have concluded that participation in the Credit Facility would be in the best interests of each John Hancock Fund.
The significant benefits to be derived from participation in the Credit Facility will be shared both by lending John Hancock Funds and borrowing John Hancock Funds.  The interest rate formula is designed to ensure that lending John Hancock Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investment and that borrowing John Hancock Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements.  Interfund Loans will be made only when both of these conditions are met.  To ensure that these conditions are met, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made.  (It is not anticipated that the Credit Facility Team will compare rates on days when no lending or borrowing will be necessary.)  A John Hancock Fund could participate in the proposed Credit

Facility only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.
Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk.  The Applicants believe that the risk of default on Interfund Loans would be de minimis given the asset coverage requirements for any Interfund Loan, the liquid nature of most John Hancock Fund assets, and the conditions governing the Credit Facility.
The Credit Facility has been designed to serve as a supplemental source of credit only for the John Hancock Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.
A John Hancock Fund will be able to borrow under the Credit Facility on an unsecured basis only if the fund’s total outstanding borrowings immediately after the interfund borrowing are 10% or less of its total assets.  Moreover, if a borrowing John Hancock Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis.  A John Hancock could borrow under the Credit Facility only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets.  If total outstanding borrowings exceeded 33 1/3% of a John Hancock Fund’s total assets, the John Hancock Fund could not borrow under the Credit Facility or from any other source.
Before any John Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the John Hancock Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a John Hancock

Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the John Hancock Fund will within one business day thereafter (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a John Hancock Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the John Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.
The Applicants further concluded that, given these asset coverage limits and the other conditions discussed below, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to John Hancock Funds.  It is anticipated that Money Market Hancock Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that fund’s investment adviser.  In the great majority of cases, a John Hancock Fund would extend an Interfund Loan only if the borrower’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1000% asset coverage).  In the relatively few instances when a John Hancock Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund

Loan representing more than 10% of its total assets (up to the 33 1/3% limit for John Hancock Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.
In addition, if a John Hancock Fund borrows from one or more banks, all Interfund Loans to the John Hancock Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan.  If a bank were to require collateral, a lending John Hancock Fund would also require the borrowing John Hancock Fund to pledge collateral on the same basis regardless of the level of the borrowing John Hancock Fund’s asset coverage.  Similarly, if the bank were to call its loan because of default, the lending John Hancock Fund also would call its loan.  In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days.  Thus, all Interfund Loans to a John Hancock Fund would have at least the same level of protection as required by any third-party lender to the John Hancock Fund.
In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending John Hancock Funds to call Interfund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the Credit Facility, Applicants believe Interfund Loans to be comparable in credit quality to other high quality money market instruments.  Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the John Hancock Funds would not require collateral for Interfund Loans except on the few occasions when a John Hancock Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the John Hancock Fund requires collateral).  Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the Credit Facility.  Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing John Hancock Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans and (iv) the fact that the program for both the borrowing and lending John Hancock Funds would be administered by the Credit Facility Team subject to the oversight of the Independent Board Members.
Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote.  They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing John Hancock Fund.  In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending John Hancock Fund makes a demand for payment under the provisions of the Interfund Loan Agreement, the Credit Facility Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any John Hancock Fund involved in the loan who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly.  In the event that the John Hancock Funds do not have common Boards, the Board of each affected John Hancock Fund will select an independent arbitrator that is satisfactory to each John Hancock Fund.
Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest.  The Advisers, through the Credit Facility Team, would administer the Credit Facility as a disinterested fiduciary and would receive no additional compensation in connection with the Credit Facility.  This means the Credit Facility Team will not collect any additional fees in connection with the administration of the Credit Facility (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Credit Facility).
The Credit Facility would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another John Hancock Fund.  Under the Credit Facility, the John Hancock Funds would not negotiate interest rates between themselves and the Credit Facility Team would not set rates in its discretion.  Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each John Hancock Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements.  All Funds participating in the Credit Facility on any given day would receive the same rate.
There also is no realistic potential that one John Hancock Fund’s portfolio manager might maintain or expand his or her John Hancock Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another John Hancock Fund.
First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Credit Facility Team.  As discussed above, the Credit Facility Team will accumulate data at least once on each business day on the John Hancock Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the John Hancock Fund’s total uninvested cash positions.  The Credit Facility Team operates and would continue to operate independently of the John Hancock Funds’ portfolio managers (other than money market portfolio manager(s) acting in his, her or their capacity as a member of the Credit Facility Team).  The Credit Facility Team would not solicit cash for the Credit Facility from any John Hancock Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the Credit Facility Team.  The Credit Facility

Team would allocate available cash to borrowing John Hancock Funds on an equitable basis.  All allocations will require approval of at least one member of the Credit Facility Team who is not a money market portfolio manager.  No portfolio manager would be able to direct that his or her John Hancock Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Credit Facility Team.  The Credit Facility Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of portfolio managers or return remaining amounts to the John Hancock Funds.
Second, the John Hancock Funds’ portfolio managers typically limit their John Hancock Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the John Hancock Funds.  A John Hancock Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.  Because each manager’s compensation is related to his or her John Hancock Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her John Hancock Fund’s performance in order to extend additional credit to other John Hancock Funds.
Third, a portfolio manager’s decision regarding the amount of his or her John Hancock Fund’s invested cash balance would be unlikely to affect the ability of other John Hancock Funds to obtain Interfund Loans.  Applicants anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing John Hancock Funds.
For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.
JHA, JHAM or JHIMS is the advisor of each John Hancock Fund, and the Board of each John Hancock Fund and principal officers of the John Hancock Funds are and in the future may be identical.  Although the power of the directors, trustees and officers of the John Hancock Funds arise solely as a result of their official positions with the John Hancock Funds, in view of the overlap of directors, trustees and officers among the John Hancock Funds, the John Hancock Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act.  While Applicants believe that the John Hancock Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.  The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that the certain of the John Hancock Funds could be deemed to be under common control by virtue of having JHA, JHAM or  JHIMS , as applicable, as their common investment advisor.
Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).
For the reasons set out below, each of the conditions for relief granted pursuant to section 17(b) of the 1940 Act have been satisfied by the Applicants.
1.           The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating John Hancock Funds and that substantially eliminate opportunities for overreaching.  As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate.  Thus, the rate for a borrowing John Hancock Fund will be lower and, for a lending John Hancock Fund will be higher, than that otherwise available to them.  Because the interest rate formula is objective and verifiable and the same rate applies equally to all John Hancock Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.
Furthermore, because each John Hancock Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Credit Facility Team and matched on an equitable basis pursuant to procedures approved by the John Hancock Fund’s Board, the operation of the program will substantially eliminate the possibility of one John Hancock Fund taking advantage of any other.  In addition, each John Hancock Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.
Periodic review by each John Hancock Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.
2.           The Proposed Transactions Will Be Consistent with the Policies Set Forth in the John Hancock Funds’ Registration Statements.
All borrowings and Interfund Loans by the John Hancock Funds will be consistent with the organizational documents, registration statement, and investment policies and limitations of the respective John Hancock Funds.  The registration statement for each John Hancock Fund discloses or will disclose the extent to which the respective John Hancock Fund may borrow money for temporary or emergency purposes.
3.           The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.
The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act.  Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares.  Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any John Hancock Fund.  Each Interfund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the fund through the purchase of additional securities.  These are marked to market securities that are not speculative.  John Hancock Funds have the ability to make loans to entities that are higher risk than the other John Hancock Funds.  A John Hancock Fund’s borrowings through the proposed Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the John Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the John Hancock Fund’s sales fails for the preceding seven calendar days.  Accordingly, the Interfund Loans could not be used to increase the speculative character of the borrowing John Hancock Fund.  Therefore, the proposed Credit Facility is fully consistent with the general purposes of the 1940 Act.  Moreover, the terms of each Interfund Loan will be fair to each John Hancock Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending fund or borrowing from a bank from the perspective of the borrowing fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.  Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons.  A John Hancock Fund would include disclosure regarding the Credit Facility in its registration statement as long as the John Hancock Fund participates in the Credit Facility.
The Credit Facility is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act.  These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.  The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act.  To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.  See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).  The lending transactions at issue here, of course, do not involve upstream loans.  The proposed transactions do not raise such concerns because (i) the Advisers, through the Credit Facility Team Members, would administer the Credit Facility as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each John Hancock Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the John Hancock Fund otherwise would invest in short-term repurchase agreements or other short-

term investments; (iii) the Interfund Loans would not involve a greater risk than such other investments; (iv) the lending John Hancock Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the borrowing John Hancock Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the quarterly commitment fees associated with committed lines of credit.  Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any John Hancock Fund obtaining an undue advantage over any other John Hancock Fund.
Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.
Applicants do not concede that the proposed Credit Facility would involve transactions by any “affiliated persons” of a John Hancock Fund.  Applicants further submit that the proposed Credit Facility would involve neither the issuance or sale of any “security” by a borrowing John Hancock Fund to a lending John Hancock Fund nor the purchase of any “security” by a lending John Hancock Fund from a borrowing John Hancock Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act.  However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing John Hancock Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the borrowing John Hancock Fund to the lending John Hancock Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2).  Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the John Hancock Funds participation in the proposed Credit Facility.
The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a John Hancock Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a John Hancock Fund) or the same or better conditions (in any other circumstance).  Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.
Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.
Furthermore, Applicants submit that the proposed Credit Facility does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed.  Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company.  That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies.  In the instant case, the entire purpose of the proposed Credit Facility is to provide economic benefits for all the participating John Hancock Funds and their shareholders.  The Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the John Hancock Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the Credit Facility.  There would be no duplicative costs or fees to the John Hancock Funds or their shareholders.  Neither the Adviser to the lending John Hancock Fund nor the Adviser to the borrowing John Hancock Fund would receive any compensation for their services.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.
Applicants also believe that the proposed Credit Facility would not involve any “joint transaction”, “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Credit Facility.
Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.  Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.6  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Credit Facility would not involve overreaching or an unfair advantage.  Furthermore, the Credit Facility is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating John Hancock Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed, each John Hancock Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each John Hancock Fund’s participation in the proposed Credit Facility would be on terms which are no less advantageous than that of other participating John Hancock Funds.

6   See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Exemption from Section 18(f)(1) of the 1940 Act.
Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Credit Facility (because the lending John Hancock Funds are not banks).  Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....”  Applicants seek exemption from this provision only to the limited extent necessary to allow a John Hancock Fund to borrow through the Credit Facility, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing John Hancock Fund.  Collaterized borrowing under the Credit Facility would require at least a three to one ratio of asset coverage to debt.  The John Hancock Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the John Hancock Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.
Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the John Hancock Funds to borrow from other John Hancock Funds pursuant to the proposed Credit Facility is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.  Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing John Hancock Funds to satisfy their short-term cash needs at substantial savings and it will enable lending John Hancock Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII.                 CONCLUSION
For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the John Hancock Funds and with the general purposes of the 1940 Act.  Applicants also submit that their participation by the John Hancock Funds in the Credit Facility would be consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.
VIII.              PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows:

John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210

Please direct all questions or communications concerning this Application to:

Stuart E. Fross, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3135

with copies to:
John J. Danello

John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
(617) 663-2844

Carolyn M. Flanagan
Manulife Asset Management (US) LLC
101 Huntington Avenue
Boston, MA 02199
617-375-1547

Copies of all written communications should be sent to:

Stuart E. Fross, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3135

Pursuant to Rule 0-2(c)(2) of the 1940 Act, each Applicant, other than John Hancock Collateral Investment Trust (“CIT”) and JHAM, hereby represents that the authorizations described in the original application of Applicants, filed December 31, 2008 (the “Original Application”) to file the Original Application are applicable to the undersigned and that such authorizations still remain in effect.
    CIT and JHAM represent that the authorizations described in Amendment No. 1 to this Application, filed on July 8, 2009, to join the Application are applicable to the undersigned and still remain in effect.
The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits A-1, A-2, A-3, A-4, and A-5.
The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) is attached as Exhibit B.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
[Remainder of Page Left Blank Intentionally]

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, Applicants have caused this Amendment No. 4 to the Application to be duly signed on the 22nd day of November, 2011 except as otherwise noted.

JOHN HANCOCK FUNDS

By: /s/ John J. Danello
Name: John J. Danello
Title: Vice President, Law

JOHN HANCOCK COLLATERAL INVESTMENT TRUST

By: /s/ Charles A. Rizzo
Name: Charles A. Rizzo
Title: Chief Financial Officer

JOHN HANCOCK ADVISERS, LLC

By: /s/ John J. Danello
Name: John J. Danello
Title: Senior Vice President

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC

By: /s/ John J. Danello
Name: John J. Danello

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, Applicants have caused this Amendment No. 4 to the Application to be duly signed on the 22nd day of November, 2011 except as otherwise noted.

Manulife Asset Management (US) LLC

By: /s/ Carolyn M.Flanagan
Name: Carolyn M. Flanagan
Title: Vice President and General Counsel

[Page intentionally left blank]

Exhibit Index

Exhibit No.

A-1	Verification of John Hancock Funds

A-2	Verification of John Hancock Collateral Investment Trust

A-3	Verification of John Hancock Advisers, LLC

A-4	Verification of John Hancock Investment Management Services, LLC

A-5	Verification of Manulife Asset Management (US) LLC

B	Proposed Form of Notice

Exhibit A-1
VERIFICATION

Dated:   November 22, 2011

COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amended No. 4 to the Application dated November 22, 2011, for and on behalf of John Hancock Variable Insurance Trust, John Hancock Funds II, John Hancock Funds III, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Current Interest, John Hancock Investment Trust, John Hancock Investment Trust II, John Hancock Investment Trust III, John Hancock Municipal Securities Trust, John Hancock Series Trust, John Hancock Sovereign Bond Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, on behalf of each of their respective underlying series (collectively, the "Hancock Funds"); that he is Vice President, Law of the Hancock Funds; and that all actions by bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title: Vice President, Law

Subscribed and sworn to
before me, a Notary
Public, this 22nd day of
November, 2011

By:  /s/ Deborah Bergerson-Moore

Print Name: Deborah Bergerson-Moore

Exhibit A-2
VERIFICATION

Dated:   November 22, 2011

COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:

The undersigned being duly sworn, deposes and says that she has duly executed the attached Amendment No. 4 to the Application dated November 22, 2011, for and on behalf of John Hancock Collateral Investment Trust on behalf of each of its underlying series that she is Secretary of the John Hancock Collateral Investment Trust; and that all actions by bodies necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Carolyn M. Flanagan
By: Carolyn M. Flanagan
Title: Secretary

Subscribed and sworn to
before me, a Notary
Public, this 22nd day of
November, 2011

By:  /s/ Melinda M. Beattie

Print Name: Melinda M. Beattie

Exhibit A-3
VERIFICATION

Dated:   November 22, 2011

COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amended No. 4 to the Application dated November 22, 2011 for and on behalf of John Hancock Advisers, LLC ("JHA"), a limited liability company organized under the laws of the State of Delaware; that he is Senior Vice President of JHA; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title: Senior Vice President

Subscribed and sworn to
before me, a Notary
Public, this 22nd day of
November, 2011

By:  /s/ Deborah Bergerson-Moore

Print Name: Deborah Bergerson-Moore

Exhibit A-4
VERIFICATION

Dated:   November 22, 2011

COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK:

The undersigned being duly sworn, deposes and says that he has duly executed the attached Amended No. 4 to the Application dated November 22, 2011 for and on behalf of John Hancock Investment Management Services, LLC ("JHIMS"), a limited liability company organized under the laws of the State of Delaware; that he is Senior Vice President of JHIMS; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Danello
By: John J. Danello
Title: Senior Vice President

Subscribed and sworn to
before me, a Notary
Public, this 22nd day of
November, 2011

By:  /s/ Deborah Bergerson-Moore

Print Name: Deborah Bergerson-Moore

Exhibit A-5
VERIFICATION

Dated:   November 22, 2011

COMMONWEALTH OF MASSACHUSETTS:
COUNTY OF SUFFOLK

The undersigned being duly sworn, deposes and says that she has duly executed the attached Amendment No. 4 Application dated November 22, 2011, for and on behalf of Manulife Asset Management (US) LLC (“JHAM”), a limited liability company organized under the laws of the State of Delaware; that she is Vice President and General Counsel of JHAM; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Carolyn M. Flanagan
Name: Carolyn M. Flanagan
Title: Vice President and General Counsel

Subscribed and sworn to
before me, a Notary
Public, this 22nd day of
November, 2011

By:  /s/ Melinda M. Beattie

Print Name: Melinda M. Beattie

Exhibit B
John Hancock Funds, et al.; Notice of Application
SECURITIES AND EXCHANGE COMMISSION
INVESTMENT COMPANY ACT OF 1940
Investment Company Act Release No.
File No. 812-13621
November --, 2011

Agency:  Securities and Exchange Commission (“Commission”)

Action:  Notice of an application for an order (“Application”) under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting relief from Sections 18(f) and 21(b); (ii)  Section 12(d)(1)(J) granting relief from Section 12(d)(1); (iii) under Sections 6(c) and 17(b) granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and (iv) under Section 17(d) and Rule 17d-1 to permit certain joint arrangements.

Summary of Application:  Applicants request an order that would permit certain management investment companies to participate in an interfund lending facility to lend to and borrow money from each other (“Credit Facility”).

Applicants:  John Hancock Variable Insurance Trust, et al (the “John Hancock Funds”); John Hancock Advisers, LLC (“JHA” or an “Adviser”); Manulife Asset Management (US) LLC (“JHAM” or an “Adviser”); John Hancock Investment Management Services, LLC (“JHIMS” or an “Adviser”), together with each Adviser, (the “Advisers”) and any person controlling, controlled by, or under common control with the Advisers; any registered management investment company advised or subadvised by the Advisers that complies with the terms and conditions in this Application.

Filing Date:  The Application was filed on December 31, 2008 and amended on June 30, 2009, further amended on November 12, 2010, further amended on November 4, 2011, and further amended on November 22, 2011.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on ___________, 2011 and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses:  Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0609; Applicants, John Hancock Financial Services, Inc., 601 Congress Street, Boston, Massachusetts 02210.

For Further information Contact:  Special counsel with the Division of Investment Management.

Supplementary Information:  The following is a summary of the Application.  The complete Application may be obtained for a fee at the Commission’s Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 (phone:  202-942-8090).

Applicants’ Representations:

1)
Each John Hancock Fund that is an open-end registered management investment company (the “John Hancock Funds”) is a distinct offering of shares, either the shares or a series of shares of a Massachusetts business trust, and a separate mutual fund with an effective registration statement under the 1940 Act.

2)
The Advisers provide investment advice and management services to all John Hancock Funds directly.7  The Advisers are Delaware limited liability companies that are registered with the Commission as investment advisers under the Investment Advisers Act of 1940, as amended.  JHA, JHAM and JHIMS are indirect, wholly owned subsidiaries of John Hancock Financial Services, Inc. and John Hancock Life Insurance Company USA, respectively, which are both subsidiaries of Manulife Financial Corporation.  JHA, JHAM and JHIMS are under common control by virtue of having the same ultimate parent company, Manulife.

3)
John Hancock Funds lend cash to banks or other entities by entering into repurchase agreements, purchasing short-term instruments or may enter into arrangements whereby custodian offsets are granted by custodian banks in consideration of the John Hancock Fund permitting these banks to utilize such late day cash positions.  Direct lending by John Hancock Funds is subject to each John Hancock Fund’s fundamental investment restrictions.  Each John Hancock Fund is permitted to borrow money, subject to limits specified by the applicable John Hancock Fund’s fundamental investment restrictions and/or other policies (that may be changed from time to time) and Section 18 of the 1940 Act that restricts borrowing to an amount not exceeding one third of the market value of its total assets.  The John Hancock Funds may have a committed line of credit from one or more banks, (“Bank Borrowing”).  The line of credit cannot be used for investment purposes.  Each John Hancock Fund may borrow money to complete security

7  Applicants request that the relief also apply to any existing or future series of the John Hancock Funds and to any other registered open-end management investment company or its series for which JHA, JHAM, or JHIMS or a person controlling, controlled by or under common control with JHA, JHAM, or JHIMS serves as investment adviser.  All existing registered investment companies that currently intend to rely on the requested order have been named as Applicants, and any other existing or future John Hancock Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

transactions that are suspended by the closing of the electronic money transfer systems or to meet redemptions on a timely basis.

4)
If John Hancock Funds were to draw down on their Bank Borrowing, they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing John Hancock Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the Bank Borrowing.  The Applicants believe the difference between the higher rate paid on the Bank Borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender.  In effect, the bank borrows uninvested cash from some John Hancock Funds in the form of repurchase agreements or other short-term obligations and lends cash to other John Hancock Funds at a rate higher than the bank’s cost of borrowing the cash.

5)
Applicants request an order that would permit the John Hancock Funds to enter into a master interfund lending agreement with each other (the “Credit Facility”) that will allow each John Hancock Fund whose policies permit it to do so to lend money directly to and borrow money directly from other John Hancock Funds for temporary purposes through the Credit Facility (an “Interfund Loan”).  The Credit Facility Applicants believe that the proposed Credit Facility would both reduce a borrowing John Hancock Fund’s potential borrowing costs and enhance the ability of a lending John Hancock Funds to earn higher rates of interest on their short-term loans.  Although the proposed Credit Facility would reduce the John Hancock Funds’ need to borrow from banks, the John Hancock Funds would be free to establish and/or continue committed lines of credit or other borrowing arrangements with banks.

6)
The Credit Facility may be used when the cash position of a John Hancock Fund is insufficient to meet a day’s cash requirements, such as when shareholder redemptions from the John Hancock Funds exceed anticipated volumes or when a sale of securities fails.  When a John Hancock Fund sells portfolio securities to meet redemption requests, it may not receive payment in settlement for up to three days, or longer in the case of certain foreign transactions, even though redemption requests are normally satisfied immediately.  The Credit Facility could provide a source of immediate short-term liquidity pending receipt of cash and result in savings to the borrowing John Hancock Fund and increased returns to the lending John Hancock Funds.

7)
While bank borrowing generally could supply needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Credit Facility, a borrowing John Hancock Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks.  In addition, John Hancock Funds making short-term cash loans directly to other John Hancock Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements.  Thus, the proposed Credit Facility would benefit both borrowing and lending John Hancock Funds.

8)	Applicants anticipate the proposed Credit Facility will benefit both borrowing and lending John Hancock Funds. The interest rate on a Credit Facility loan (“Interfund Loan

Rate”) will be determined by a Credit Facility Team (defined below) each day an Interfund Loan is outstanding and, as discussed below.  The interest rate charged to the John Hancock Funds on any interfund Loan (“Interfund Loan Rate”) would be the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate.”  The Bank Loan Rate is the rate agreed to in the committed Bank Borrowing or a rate determined by a formula as described below.  The “Bank Loan Rate” for any day would be calculated by the Credit Facility Team (as defined below) on each day an Interfund Loan is made according to a formula established by each John Hancock Fund’s Board intended to approximate the lowest interest rate at which a bank short-term loan would be available to John Hancock Funds, whichever is lower.  The formula would be based upon a publicly available rate, such as the Federal Funds Rate, and add a certain number of basis points.  The rate determined by the formula will change with a change in the publicly available rate (e.g. Federal Funds rate plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates.  The Board of trustees each John Hancock Fund (“Board”) will approve the initial formula and any subsequent modifications to the formula.  In addition, the Board of each John Hancock Fund would review the continuing appropriateness of reliance on the publicly available rate used to determine the Bank Loan Rate and current bank loan rates that would be available to the John Hancock Fund.

9)
Certain members of the Advisers’ fund administration department personnel and money market portfolio management (the “Credit Facility Team”) will administer the Credit Facility.  The Credit Facility Team currently monitors day-to-day cash positions so that each John Hancock Fund attempts to maintain a positive cash balance on a day-to-day basis.  Based on information it receives from various sources and without consultation with portfolio managers (other than money market fund portfolio managers), the Credit Facility Team determines and tells (or arranges for a third party to determine and tell) portfolio managers what amount of cash they have available for investment purposes each day.  Unforeseen circumstances, however, may cause a John Hancock Fund to end a day with a negative cash position.

10)
On any day when a John Hancock Fund needs to borrow money, the Credit Facility Team will consider the cash positions and borrowing needs of all John Hancock Funds and determine the participation for each John Hancock Fund that has money it can lend.  If there is not enough cash available to meet all needs, the Credit Facility Team will decide the amount of cash that will be allocated to each John Hancock Fund needing to borrow money.  The participations and allocations will be based on procedures the Credit Facility Team believes results in equitable participation and allocations.  The procedures will include certain administrative considerations, such as the time the need to borrow the money is determined, the minimum size of a loan, and the custodial fees on transactions.  The Credit Facility Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the lending John Hancock Fund than the Repo Rate and more favorable to the borrowing John Hancock Fund than the Bank Loan Rate.  To assure the Credit Facility will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the Credit Facility for whatever amount of time they believe necessary to complete the program.   The Credit Facility Team will honor the election and continue to manage short-term cash in accordance with established operating procedures.

11)
The Credit Facility Team would allocate borrowing demand and cash available for lending among the John Hancock Funds on what the Credit Facility Team believes to be an equitable basis, subject to certain administrative procedures applicable to all John Hancock Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

12)
The Adviser will administer the Credit Facility as part of its duties under the investment management and administrative agreements with each John Hancock Fund and will receive no additional fee as compensation for its services.  The Adviser’s senior treasury personnel will oversee the operations of the Credit Facility Team to ensure that it manages the cash positions of John Hancock Funds appropriately.  The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Boards of the John Hancock Funds, including a majority of the Board members who are not interested persons, as that term is defined in the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending John Hancock Funds participate on an equitable basis.

13)
Each John Hancock Fund’s fundamental investment restrictions currently limit borrowings to less than or equal to one-third of its total assets taken at market value.  The Credit Facility would permit a John Hancock Fund to borrow on an unsecured basis only if the fund’s outstanding borrowings from all sources are less than 10% of its total assets immediately after the interfund borrowing.  If a John Hancock Fund’s total outstanding borrowings immediately after an interfund borrowing are greater than 10% of its total assets, the John Hancock Fund could borrow only on a secured basis.

14)
The Adviser will monitor the interest rates charged and the other terms and conditions of the loans, limit the borrowings and loans entered into by each John Hancock Fund to ensure that they comply with the John Hancock Fund’s investment policies, ensure equitable treatment for each John Hancock Fund, and report quarterly to the Boards on any loans made through the Credit Facility.  The Boards will review the loans to assure they were effected in compliance with the order and will review, at least annually, the continuing appropriateness of the administrative procedures, the method to compute the Interfund Loan Rate and the continued use of the Credit Facility.

15)
No John Hancock Fund may participate in the Credit Facility unless (i) the John Hancock Fund has obtained shareholder approval for its participation, if such approval is required by the John Hancock Fund’s fundamental investment policies, (ii) the John Hancock Fund has fully disclosed all material information concerning the Credit Facility in its registration statement and (iii) the John Hancock Fund’s participation in the Credit Facility is consistent with its investment objectives, limitations, and organizational documents.  The Advisers will seek shareholder approval to the extent necessary to change restrictions to allow borrowing and lending pursuant to the Credit Facility.  To the extent necessary to allow borrowing and lending pursuant to the Credit Facility that is considered beneficial by the Boards, the Boards will change the non-fundamental guideline that limits investments in investment companies to not more than 10% of total assets.

16)
In connection with the Credit Facility, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint arrangements.

Applicants’ Legal Analysis:

1)
Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from a registered investment company.  Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.  Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Applicants state that some John Hancock Funds may be under common control by virtue of having either JHA, JHAM or JHIMS as their common investment adviser and/or by reason of having common officers and trustees.

2)
Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.  Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, the transaction is consistent with the policy of the investment company as recited in its registration statement and the transaction is consistent with the general purposes of the 1940 Act.  Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3)
Applicants submit that Sections 17(a)(3) and 21(b) of the 1940 Act were intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.  Applicants assert that the proposed Credit Facility transactions do not raise such concerns because (i) the Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested parties (ii) all Interfund Loans would consist only of uninvested cash reserves that the John Hancock Fund otherwise would invest in short-term repurchase agreements or other short-term investments, (iii) the Interfund Loans would not involve a greater risk than such other investments, (iv) the lending John Hancock Fund would receive interest at a rate higher than it could obtain through such other investments, and (v) the borrowing John Hancock Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the quarterly commitment fees associated with committed lines of credit.  Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other John Hancock Fund.

4)
Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company, while Section 17(a)(2) prohibits purchases.  Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by any other investment company except in accordance with the limitations set forth in that Section.  Applicants state that the obligation of a borrowing John Hancock Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act, while the pledge of securities could also constitute a security for Section 17(a)(2).  Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons or transactions from any provision of Section 12(d)(1) “if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Applicants contend that the standards under Sections 6(c), 17(b) and 12(d)(1)(J) are satisfied for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.

5)
Applicants state that Section 12(d)(1) of the 1940 Act was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies.  Applicants submit that the proposed Credit Facility does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed.  The Advisers, through the Credit Facility Team, would administer the Credit Facility as disinterested fiduciaries and a disinterested party, respectively, to ensure fair treatment of all the John Hancock Funds.  Neither JHA, JHAM nor JHIMS would receive any compensation for their services.  Applicants also note that the purpose of the proposed Credit Facility is to provide economic benefits for all the participating John Hancock Funds and their shareholders.

6)
Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company.  Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.  Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Credit Facility (because the lending John Hancock Funds are not banks).

7)
Applicants believe that granting the relief under Section 6(c) is appropriate because the borrowings of the John Hancock Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the John Hancock Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.  Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the John Hancock Funds to borrow from other John Hancock Funds pursuant to the proposed Credit Facility is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.

8)
Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibits any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.  Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which the company’s participation is on a basis different from or less advantageous than that of other participants.

9)
Applicants submit that the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.8  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Credit Facility would not involve overreaching or an unfair advantage.  Furthermore, the Credit Facility is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating John Hancock Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed, each John Hancock Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each Hancock Fund’s participation in the proposed Credit Facility would be on terms which are no less advantageous than that of other participating John Hancock Funds.

Applicants’ Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1)	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2)
On each business day when an interfund loan is to be made, the Credit Facility Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending John

8  See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Hancock Fund than the Repo Rate, and (ii) more favorable to the borrowing John Hancock Fund than the Bank Loan Rate.

3)
If a John Hancock Fund has outstanding bank borrowings, any Interfund Loan to the John Hancock Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the John Hancock Fund, that the event of default by the John Hancock Fund, automatically (without need for action or notice by the lending John Hancock Fund), will constitute an immediate event of default under the interfund lending agreement that both (aa) entitles the lending John Hancock Fund to call the Interfund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing John Hancock Fund.

4)
A John Hancock Fund  may borrow on an unsecured basis through the Credit Facility only if the relevant borrowing fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing fund has a secured loan outstanding from any other lender, including but not limited to another John Hancock Fund, the lending John Hancock Fund’s Interfund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral.  If a borrowing John Hancock Fund’s total outstanding borrowings immediately after an Interfund Loan would be greater than 10% of its total assets, the John Hancock Fund may borrow through the Credit Facility only on a secured basis.  A John Hancock Fund may not borrow through the Credit Facility or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

5)
Before any John Hancock Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding Interfund Loan to a John Hancock Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a John Hancock Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the John Hancock Fund will within one business day thereafter either (i) repay all its outstanding Interfund Loans to John Hancock Funds, (ii) reduce its outstanding indebtedness to John Hancock Funds to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan to John Hancock Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required.  Until each Interfund Loan that is outstanding at any time that a John Hancock Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the John Hancock Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the

John Hancock Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan to John Hancock Funds at least equal to 102% of the outstanding principal value of the Interfund Loans.

6)
No John Hancock Fund may lend to another John Hancock Fund through the Credit Facility if the loan would cause the lending John Hancock Fund’s aggregate outstanding loans through the Credit Facility to exceed 15% of its current net assets at the time of the loan.

7)	A John Hancock Fund’s Interfund Loans to any one John Hancock Fund shall not exceed 5% of the lending John Hancock Fund’s net assets.

8)
The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days.  Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9)
A John Hancock Fund’s borrowings through the Credit Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the John Hancock Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a John Hancock Fund’s sales fails for the preceding seven calendar days.

10)	Each Interfund Loan may be called on one business day’s notice by a lending John Hancock Fund and may be repaid on any day by a borrowing John Hancock Fund.

11)	A John Hancock Fund’s participation in the Credit Facility must be consistent with its investment policies, limitations, and organizational documents.

12)
The Credit Facility Team will calculate total John Hancock Fund borrowing and lending demand through the Credit Facility, and allocate Interfund Loans on an equitable basis among the John Hancock Funds, without the intervention of any portfolio manager of the John Hancock Funds (other than a money market portfolio manager or managers acting in his or her or their capacity as a member of the Credit Facility Team).  All allocations will require the approval of at least one member of the Credit Facility Team who is a high level employee and is not a money market portfolio manager.  The Credit Facility Team will not solicit cash for the Credit Facility from any John Hancock Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a money market portfolio manager or managers on the Credit Facility Team has or have access to loan demand data).  The Credit Facility Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the John Hancock Funds.

13)
The Credit Facility Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the John Hancock Funds concerning the participation of the John Hancock Funds in the Credit Facility and the terms and other conditions of any extensions of credit under the Credit Facility.

14)
The Board of each John Hancock Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each of the John Hancock Fund’s participation in the Credit Facility during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each John Hancock Fund’s participation in the Credit Facility.

15)
Each John Hancock Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Credit Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and Bank Borrowing, and such other information presented to the Boards of the John Hancock Funds in connection with the review required by conditions 13 and 14.

16)
In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending John Hancock Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any John Hancock Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.9  The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both John Hancock Funds.  The arbitrator will submit, at least annually, a written report to the Board of each John Hancock Fund setting forth a description of the nature of any dispute and the actions taken by the John Hancock Funds to resolve the dispute.

17)
The Advisers will prepare and submit to the Board for review an initial report describing the operations of the Credit Facility and the procedures to be implemented to ensure that all John Hancock Funds are treated fairly. After the commencement of the Credit Facility, the Advisers will report on the operations of the Credit Facility at the Board's quarterly meetings. Each John Hancock Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the John Hancock Fund participates in the Credit Facility, that evaluates the John Hancock Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each John Hancock Fund's chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the John Hancock Fund participates in the Credit Facility, that certifies that the John Hancock Fund and the Advisers have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

9   If the dispute involves John Hancock Funds that do not have common Boards, the Board of each affected John Hancock Fund will select an independent arbitrator that is satisfactory to each John Hancock Fund.

	(a)	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

	(b)	compliance with the collateral requirements as set forth in the Application;

	(c)	compliance with the percentage limitations on interfund borrowing and lending

	(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

	(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing John Hancock Fund at the time of the Interfund Loan.

Additionally, each John Hancock Fund's independent public accountants, in connection with their audit examination of the John Hancock Fund, will review the operation of the Credit Facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18)	No John Hancock Fund will participate in the Credit Facility, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon, Acting Secretary

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